UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 17, 2023

Decarbonization Plus Acquisition Corporation IV

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40731	98-1585724
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2744 Sand Hill Road, Suite 100 Menlo Park, CA		94025
(Address of principal executive offices)		(Zip Code)

(212) 993-0076

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one warrant	DCRDU	Nasdaq Capital Market
Class A ordinary share, par value $0.0001 per share	DCRD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DCRDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced by Decarbonization Plus Acquisition Corporation IV (the “Company” or “DCRD”), on September 25, 2022, the Company, Hammerhead Resources Inc., an Alberta corporation (“Hammerhead”), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead (“NewCo”), and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of the Company, entered into a Business Combination Agreement (the transaction contemplated thereby, the “Business Combination”).

On January 17, 2023, Hammerhead issued a press release containing operating information for the year ended December 31, 2022. A copy of the press release is attached hereto as Exhibit 99.1. The exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Legend Information

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Hammerhead’s or DCRD’s ability to effectuate the proposed Business Combination discussed in this document; statements related to the extraordinary general meeting of DCRD’S Shareholders (“Shareholders’ Meeting”); statements related to the estimated or anticipated future results and benefits of the combined company following the Business Combination, including future opportunities for the combined company; and other statements that are not historical facts. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NewCo’s, Hammerhead’s or DCRD’s views as of any subsequent date, and none of NewCo, Hammerhead or DCRD undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither NewCo nor DCRD gives any assurance that either NewCo or DCRD will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed Business Combination by DCRD’s business combination deadline and the failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, DCRD, Hammerhead or any investigation or inquiry following announcement of the proposed Business Combination, including in connection with the proposed Business Combination; (iv) the inability to complete the proposed Business Combination due to the failure to obtain approval of DCRD’s shareholders; (v) Hammerhead’s and the post-combination company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed Business Combination; (vi) the ability of the parties to obtain the listing of the post-combination company’s common shares and warrants on NASDAQ upon the closing of the proposed Business Combination; (vii) the risk that the proposed Business Combination disrupts current plans and operations of Hammerhead; (viii) the ability to recognize the anticipated benefits of the proposed Business Combination; (ix) unexpected costs related to the proposed Business Combination; (x) the amount of redemptions by DCRD’s public shareholders being greater than expected; (xi) the management and board composition of the post-combination company following completion of the proposed Business Combination; (xii) limited liquidity and trading of the post-combination company’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Hammerhead or DCRD may

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be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hammerhead’s resources; (xix) the risks that the consummation of the proposed Business Combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the SEC.

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed Business Combination, NewCo filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes a definitive proxy statement of DCRD and a definitive prospectus of NewCo. The Registration Statement is now effective, and the definitive proxy statement has been mailed to DCRD shareholders of record as of the close of business on December 14, 2022. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the proposed Business Combination and the other matters to be voted upon at the Shareholders’ Meeting. This document does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and NewCo may also file other documents with the SEC regarding the proposed Business Combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain important information about DCRD, Hammerhead, NewCo and the proposed Business Combination.

DCRD shareholders and other interested persons can obtain copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by DCRD and NewCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, NewCo and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed Business Combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed Business Combination and other matters to be voted upon at the Shareholders’ Meeting is set forth in the Registration Statement for the proposed Business Combination.

No Offer or Solicitation

This document relates to a proposed business combination between Hammerhead and DCRD. This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any offer, sale or exchange of securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated January 17, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION IV

Date: January 17, 2023	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

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Exhibit 99.1

Hammerhead Resources Inc. Announces Production Results for 2022,

Expanded Credit Facility, Operational Update and Business Combination Update

CALGARY, ALBERTA – January 17, 2023 – Hammerhead Resources Inc. (“Hammerhead” or the “Company”) announces record operating results in 2022 with annual average production of 32,100 boe/d (approx. 43% liquids), representing 15% growth over 2021.

In the month of January, 2023, the Company reported a realized record peak production rate of over 41,000 boe/d (49% liquids) and average production for the first 10 days of January of 39,050 boe/d (50% liquids), following the recent start-up of a 9-well pad at North Karr. Average production rates for the 9-well pad for the first 10 days of January are in excess of 13,100 boe/d (68% liquids) flowing through the recently expanded infrastructure completed in Q4 2022. This pad follows up a 3-well pad in North Karr, which since being brought on stream in December 2021, has established an IP365 of 3,400 boe/d (53% liquids). Additional infrastructure expansion in the area is expected to be completed in Q1-23 as the Company continues development within this high-performing asset, with 7 additional North Karr wells expected to be brought on-stream in April 2023.

Hammerhead intends to deliver substantial production and cash flow growth over the next several years with a development-focused program across its top-tier asset base. It is expected that a continuous 2-rig program will be utilized in 2023 to drill approximately 40 wells, with 75% of drilling planned within the North and South Karr assets, directly offsetting recent strong well results. The Company continues to realize significant operational efficiency gains while maintaining key services, recently delivering a 12-day drill (3000m lateral length) in North Karr. Hammerhead expects significant growth while targeting free cash flow neutrality in 2023, inclusive of completing facility expansions in North and South Karr. In-field infrastructure capability by the end of 2023 is expected to be over 80,000 boe/d, and the Company expects to have ample egress capacity to support this infrastructure.

Throughout 2022, the Company entered into natural gas hedges to take advantage of what it viewed as opportunistic risk mitigation decisions given the movement in the natural gas markets. As a result of those decisions made prior to the recent correction in natural gas prices, the Company has hedged approximately 43% of its estimated AECO-exposed gas in 2023 with a collar that ranges from $4.51/GJ to $10.65/GJ for all of calendar year 2023. In addition, the Company has financially swapped approximately 41% of its AECO-exposed gas for April to September 2023 for $4.96/GJ. Approximately 51% of Hammerhead gas sales are physically diversified with firm egress contracts to Chicago, Dawn, Malin and Stanfield. The Company has hedged approximately 12% of estimated light oil production and no natural gas liquids production, providing upside exposure to expected potential strength in liquids pricing.

Hammerhead has also completed the semi-annual redetermination of its credit facilities with its syndicate of lenders effective December 15, 2022, which resulted in an increase in its borrowing base to $350 million from $300 million, and the addition of the Royal Bank of Canada (“RBC”) to the lending syndicate. The addition of RBC bolsters an already strong lending syndicate and has the potential to increase Hammerhead’s capital markets presence globally. Hammerhead’s leverage of 0.6x LQA EBITDA as at September 30, 2022 and continued balance sheet strength are expected to provide the liquidity necessary to execute on Hammerhead’s growth plans.

In December 2022, Hammerhead assets were certified under the EO100™ Standard for Responsible Energy Development, covering more than 100,000 net acres in the Montney formation. The EO100™ Standard encompasses the following five principles with a commitment for continuous improvement to each: Corporate Governance, Transparency & Ethics; Human Rights, Social Impact & Community Development; Indigenous People’s Rights; Fair Labor & Working Conditions; and Climate Change, Biodiversity & Environment.

Business Combination Update

On January 13, 2023, Hammerhead mailed its information circular and proxy statement (the “Information Circular”) for its annual and special meeting of shareholders and certain warrantholders to its shareholders and certain warrantholders to consider, among other matters, a resolution approving the previously announced plan of arrangement with Decarbonization Plus Acquisition Corporation IV (Nasdaq: DCRD, DCRDW, DCRDU) (“DCRD”) (the “Meeting”).

The Meeting is scheduled to be held on February 3, 2023 at 8:30 a.m. Mountain Time at the offices of Burnet, Duckworth & Palmer LLP located at 2400, 525 - 8th Avenue SW, Calgary, AB T2P 1G1. If the resolution approving the plan of arrangement is approved at the Meeting, the parties anticipate that the business combination will close in February 2023, subject to the satisfaction or waiver, as applicable, of all other closing conditions. The combined entity will continue to be managed by Hammerhead’s current executive team, led by President & CEO Scott Sobie.

Hammerhead has applied to have the Class A common shares and warrants of Hammerhead Energy Inc. (“New SPAC”) listed on the NASDAQ and the Toronto Stock Exchange (the “TSX”). Listing is subject to the approval of the TSX and the NASDAQ, respectively, in accordance with their respective original listing requirements. The TSX has not conditionally approved the listing application and there is no assurance that the TSX or the NASDAQ will approve the listing applications. Any such listing of the Class A common shares and warrants will be conditional upon New SPAC fulfilling all of the listing requirements and conditions of the TSX and the NASDAQ, respectively. If such applications are approved, it is anticipated that the Class A common shares and warrants of New SPAC will be listed on the NASDAQ under the ticker symbols “HHRS” and “HHRSW,” respectively, and on the TSX under the ticker symbols “HHRS” and “HHRS.WT,” respectively.

Every vote by a shareholder and warrantholder entitled to vote at the Meeting is important, regardless of the number of securities held. Accordingly, Hammerhead requests that each registered shareholder and warrantholder complete, sign, date and return the form of proxy included with the Information Circular as soon as possible so that their votes arrive no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof, to ensure that their securities will be represented at the Meeting. Shareholders and warrantholders that hold shares and/or warrants in “street name” (i.e., held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to provide instructions on how to vote their shares and/or warrants and ensure that their shares and warrants are voted.

DCRD Extraordinary General Meeting

DCRD has mailed its definitive proxy statement (the “Proxy Statement”) relating to the extraordinary general meeting of DCRD shareholders (the “Extraordinary General Meeting”) to DCRD shareholders of record as of the close of business on December 14, 2022, who will be entitled to attend and participate in the Extraordinary General Meeting.

Based on proxies submitted through January 12, 2023, which may be changed at or before the Extraordinary General Meeting to be held on Monday, January 23, 2023, DCRD has advised the Company that approximately 37.4% of the outstanding shares and over 99% of the voted shares have already voted in favor of each of the proposals, including the proposal in respect of the business combination and plan of arrangement.

DCRD has advised the Company that it expects that all proposals will be approved at the Extraordinary General Meeting, which is scheduled to be held on Monday, January 23, 2023, at 10:00 a.m., Eastern time at the offices of Vinson & Elkins L.L.P. located at 1114 Avenue of the Americas, 32nd Floor, New York, NY 10036 and virtually via live webcast at https://www.cstproxy.com/decarbonizationplusacquisitioniv/2023, as described in the Proxy Statement.

About Hammerhead Resources Inc.

Hammerhead Resources is a Calgary, Canada-based energy company, with assets and operations in Alberta targeting the Montney formation. The Company was formed in 2009 and has over 85 employees as of September 1, 2022. For more information, visit www.hhres.com

About Decarbonization Plus Acquisition Corporation IV

Decarbonization Plus Acquisition Corporation IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. DCRD is sponsored by an affiliate of Riverstone Holdings LLC.

Contacts

For further information, please contact:

Scott Sobie President and CEO Hammerhead Resources Inc. 403-930-0560 Mike Kohut Senior Vice President and CFO Hammerhead Resources Inc. 403-930-0560

Reader Advisory

Currency

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. Undue reliance should not be placed on any forward-looking statements. Forward-looking statements may be identified by words like “anticipates”, “estimates”, “expects”, “indicates”, “forecast”, “intends”, “may”, “believes”, “could”, “should”, “would”, “plans”, “proposed”, “potential”, “will”, “target”, “approximate”, “continue”, “might”, “possible”, “predicts”, “projects” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release include but are not limited to: the Company’s assessment of future plans, operations and strategies; the expected additional infrastructure expansion at North Karr, including the anticipated number of wells being brought on-steam and the expected timing of such developments; the Company’s intended delivery of substantial production and significant cash flow growth while targeting free cash flow neutrality in 2023; the Company’s plans to concentrate its development activities in certain of its operating areas; the focus of the Company’s operations and the Company’s drilling plans; the Company’s expectations regarding in-field infrastructure capability by the end of 2023, and the Company’s expectation that it has ample egress capacity to support such infrastructure; the expected leverage of the Company at year-end 2022; the Company’s expectation that continued balance sheet strength will provide the liquidity necessary to execute on its growth plans; the Company’s general strategy for its business and assets; the expected timing and location of the Meeting; the Company’s expectation that the previously announced business combination with DCRD will be completed in accordance with its terms; the management team of New SPAC; the anticipated timing of closing of the business combination; the anticipated benefits of the business combination to the Company; the listing of securities of New SPAC on the TSX and/or the NASDAQ; statements about Hammerhead’s or DCRD’s ability to effectuate the proposed business combination discussed in this press release; statements related to the Extraordinary General Meeting, including DCRD’s expectations related to the approval of the proposals at such meeting; and other matters related to the foregoing. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause results to differ materially from those expressed in the forward-looking statements.

These risks and uncertainties include but are not limited to: the timing to complete the business combination by DCRD’s business combination deadline and the failure to obtain an extension of the business combination deadline; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the business combination; the outcome of any legal, regulatory or governmental proceedings that may be instituted against New SPAC, DCRD, the Company or any other party involved in the business combination, or any investigation or inquiry following announcement of the proposed business combination, including in connection with the business combination; the inability to complete the business combination due to the failure to obtain approval of DCRD’s shareholders or the Company’s shareholders and warrantholders; the risk that the business combination disrupts current plans and operations of the Company; the ability to recognize the anticipated benefits of the business combination; unexpected costs related to the business combination; Hammerhead’s and the post-combination company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; the amount of redemptions by DCRD’s public shareholders being greater than expected; the management and board composition of the combined company following completion of the business combination; limited liquidity and trading of the combined company’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that the Company or DCRD may be adversely affected by other economic, business, and/or competitive factors; operational risks; the possibility that the COVID-19 pandemic or another major disease disrupts Hammerhead’s business; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources; the risks that the consummation of the business combination is substantially delayed or does not occur; the ability of the Company to execute its business plan; general economic and business conditions; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; pricing pressures and supply and demand in the oil and gas industry; fluctuations in currency and interest rates; inflation; risks of war, hostilities, civil insurrection, pandemics (including COVID-19) and epidemics, and general political and economic instability (including the ongoing Russian-Ukrainian conflict); severe weather conditions and risks related to climate change; terrorist threats; risks associated with technology; changes in laws and regulations, including environmental, regulatory and taxation laws, and the application of such changes to the Company’s future business; availability of adequate levels of insurance; difficulty in obtaining necessary regulatory approvals and the maintenance of such approvals; risk that the Company’s estimated EBITDA and other financial measures are different than as set forth herein upon completion of the audit of such numbers; risk that the securities of New SPAC are not approved for listing on the TSX and/or the NASDAQ; and such other similar risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRD’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

With respect to forward-looking statements contained in this press release, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future currency exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of competition; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company’s conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the estimates of the Company’s reserves and production volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; the Company’s ability to add production and reserves through development and exploration activities; satisfaction of the conditions to completion of the business combination; and other matters. Although the Company believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list is not an exhaustive list of all assumptions which have been considered.

The forward-looking statements contained in this press release speak only as of the date of this press release. Accordingly, forward-looking statements should not be relied upon as representing New SPAC’s, Hammerhead’s or DCRD’s views as of any subsequent date, and except as expressly required by applicable securities laws, the Company, New SPAC and DCRD do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Boe Equivalency

In this press release, production information may be presented on a “barrel of oil equivalent” or “BOE” basis. “BOEs” may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Oil and Gas Metrics

This press release contains certain oil and gas metrics which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the Company’s future performance and future performance may not compare to the Company’s performance in previous periods and therefore such metrics should not be unduly relied upon.

References in this press release to production test rates and “peak rates” are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Investors are cautioned not to place reliance on such rates in calculating the aggregate production for Hammerhead. Hammerhead has not conducted a pressure transient analysis or well-test interpretation on a subset of the wells referenced in this press release. As such, all data should be considered to be preliminary until such analysis or interpretation has been done.

Supplemental Information Regarding Product Types

This press release includes references to 2022 average production, North Karr pad production and IP365 (“the initial production rate in 365 days”) production. The following table is intended to provide supplemental information about the production split for Boe/d amounts referenced in this press release:

Reference	Total Boe/d	% Conventional Natural Gas	% Oil & Condensate	% NGLs
2022 Annual Average Production	32,100	57%	30%	13%
2023 January (Peak) Production	41,000	51%	38%	11%
2023 January (10-day Average) Production	39,050	50%	39%	11%
North Karr 9-Well Pad (10-day Average) Production	13,100	32%	61%	7%
North Karr 3-Well Pad IP365	3,400	47%	43%	10%

Non-IFRS Measures

This document discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards (IFRS”), and are referred to as non-GAAP measures. These financial measures include net debt to LQM EBITDA (net debt to annualized quarterly adjusted EBITDA) as at September 30, 2022 of 0.6x, which is a non-GAAP financial ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by Hammerhead’s principal business activities. Investors are cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Hammerhead’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Net debt is calculated as the outstanding balance on the Company’s credit facility, its outstanding senior notes and working capital. The senior notes are calculated as the principal amount outstanding, plus accrued paid-in-kind (PIK) interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to annualized quarterly adjusted EBITDA is net debt divided by annualized quarterly adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized quarterly adjusted EBITDA assists the company in monitoring its capital structure and financing requirements. Total net debt at September 30, 2022 was $245,912,000.

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized quarterly adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company’s ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, net profit (loss) before income tax:

(Cdn$ thousands)	Three Months Ended, September 30, 2022
Net profit (loss) before income tax	67,251
Add (deduct):
Unrealized (gain) loss on risk management contracts	(44,774)
Optimization fees	—
Transaction costs	16,021
Share-based compensation	1,055
Depletion and depreciation	35,802
Finance expense	6,221
Loss (gain) on foreign exchange	5,570
Loss on warrant liability	10,824
Loss on debt repayment	218
Other income, excluding transportation income	(380)

Adjusted EBITDA	97,808
Annualized quarterly adjusted EBITDA	391,232

Important Information for Investors and Shareholders and Where to Find It

In connection with the proposed business combination, New SPAC filed a registration statement on Form F-4 (as amended from time to time, the “Registration Statement”) that includes the Proxy Statement of DCRD and a definitive prospectus of New SPAC. The Registration Statement is now effective, and the Proxy Statement has been mailed to DCRD shareholders of record as of the close of business on December 14, 2022. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the proposed business combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. DCRD and New SPAC may also file other documents with the SEC regarding the proposed business combination. DCRD’s shareholders and other interested persons are advised to read the Registration Statement, including the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials contain important information about DCRD, Hammerhead, New SPAC and the proposed business combination.

DCRD shareholders and other interested persons can obtain, free of charge, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by DCRD and New SPAC through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

DCRD, Hammerhead, New SPAC and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination. More detailed information regarding the directors and officers of DCRD, and a description of their interests in DCRD, is contained in DCRD’s filings with the SEC, including DCRD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022, and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DCRD shareholders in connection with the proposed business combination and other matters to be voted upon at the Extraordinary General Meeting is set forth in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This press release relates to a proposed business combination between Hammerhead and DCRD. This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This announcement is for information purposes only and shall not constitute a recommendation to participate in the business combination or to purchase any securities. This announcement does not constitute an offer to sell, exchange or issue, or the solicitation of an offer to buy, exchange, acquire or subscribe for any securities in any jurisdiction, nor shall there be any offer, sale or exchange of securities in any states or jurisdictions in which such offer, solicitation or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.